SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Amendment No. 1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

LIMONEIRA COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share;

(Title of Class of Securities)

532746104

(CUSIP Numbers)

Peter J. Nolan

338 Pier Avenue

Hermosa Beach, CA 90254

424-675-7605

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 532746104

1	Names of Reporting Persons Peter J. Nolan
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power: 1,103,750
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,103,750
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,103,750
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.1% (1)
14	Type of Reporting Person (see instructions) IN

(1)

Based on the 17,978,910 shares of Common Stock, par value $0.01 per share, of Limoneira Company (the “Issuer”) outstanding as of August 31, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2023, filed with the Securities and Exchange Commission on September 7, 2023.

Explanatory Note: This Amendment No. 1 (this “Amendment” and together with the Original Statement (as defined below), the “Statement”) to Schedule 13D amends the statement on Schedule 13D initially filed by Peter J. Nolan (the “Reporting Person”) with the Securities and Exchange Commission on October 5, 2023 (the “Original Statement”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Limoneira Company (the “Issuer” or “Limoneira”). Capitalized terms used but not defined herein have the meanings given to such terms in the Original Statement. Except as set forth herein, the Original Statement is unmodified.

Item 4. Purpose of the Transaction

On December 15, 2023, Limoneira and Peter J. Nolan entered into a Cooperation Agreement (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, the Issuer agreed, among other things, to appoint Mr. Nolan to the Board of Directors (the “Board”) of the Issuer, effective January 1, 2024, with a term expiring at the Issuer’s Annual Meeting of Stockholders to be held in 2026 (the “2026 Annual Meeting”). Under the terms of the Cooperation Agreement, during the Cooperation Period, Mr. Nolan will abide by certain voting commitments and customary standstill restrictions (subject to certain exceptions), and the parties agreed to mutual non-disparagement provisions. The term of the Cooperation Agreement begins on December 15, 2023 and continues until the date that is thirty (30) calendar days prior to the notice deadline under the Company’s Amended and Restated Bylaws for the nomination of director candidates for election to the Board at the Company’s Annual Meeting of Stockholders to be held in 2025, unless terminated earlier in certain circumstances.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit A to this Schedule 13D and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) - (b) The information set forth in the cover page above is incorporated herein by reference.

(c) Please See Schedule I for a description of the transactions effected by the Reporting Person in the past sixty days.

Other than as disclosed in Schedule I of this Amendment, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the sixty days preceding the date hereof.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 7. Exhibits

Exhibit A: Cooperation Agreement, dated as of December 15, 2023, between Limoneira Company and Peter J. Nolan.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2023
/s/ Peter J. Nolan
Peter J. Nolan

Schedule I

Transactions effected by the Reporting Person in the past sixty days:

Date	Shares Bought	Price
10/16/2023	4,614	$14.73
10/17/2023	10,510	$14.68
10/18/2023	14,876	$14.56
11/1/2023	2,970	$14.12
11/2/2023	778	$14.25
11/3/2023	6,044	$14.25
11/6/2023	208	$14.25
11/7/2023	5,000	$14.25
11/8/2023	10,873	$14.19
11/9/2023	10,590	$14.21
11/10/2023	327	$14.17
11/13/2023	845	$14.25